SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ Id (CNPJ) 76.483.817/0001-20
Publicly Held Company
CVM registration # 1431 - 1

EXTRACT OF THE MINUTES OF THE 65TH EXTRAORDINARY MEETING OF
THE COMPANY’S BOARD OF DIRECTORS

1.

PLACE: Rua Coronel Dulcídio n° 800, Curitiba – state of Paraná. 2. DATE AND TIME: July 6, 2004 at 9.00 a.m. 3. BOARD OF THE MEETING: João Bonifácio Cabral Júnior – Chairman, Paulo Cruz Pimentel – Executive Secretary. 4. DELIBERATIONS: In order to reach a decision about the First Amendment to the Commitment for Disposing the Shares pertaining to the Capital Stock of the Company named Centrais Eletricas do Rio Jordão S.A. – Elejor, referring to the increase of stock interests held by Copel in that Venture, the Board of Directors resolved to await the approval of the issue by both CADE (Administrative Council for Economic Defense) and Aneel (Brazilian Electricity Regulatory Agency). Regarding the sixth installment of the loan agreement tied to the original agreement, the Board of Directors decided to wait for the conclusion of auditing works in process at Elejor scheduled to occur within 10 days to settle the payment. 5. SIGNATURES: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; ACIR PEPES MEZZADRI; AMÉRICO ANTONIO GAION; LINDSLEY DA SILVA RASCA RODRIGUES; SÉRGIO BOTTO DE LACERDA; LAURITA COSTA ROSA; PAULO CRUZ PIMENTEL – Executive Secretary. ---------------------------------------

The text of the minutes of the 65th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Book # 5, registered at the Companies Registrar of the Paraná State under # 00/056085-5, as of August 8, 2000.

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.